MULTIEMEDIA LIMITED

Presentation To Market Analysts

Adrian Ballintine, Founder/CEO
Stephen Batten, CFO

October 2004

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Table of Contents

Company Overview

Executive Overview

- Multiemedia Limited (MUL), based in Melbourne, Australia, is listed on the Australian Stock Exchange
- MUL's operations comprise three business divisions:
  - NewSat – provider of satellite broadband services
    - Currently selling to customers in Australia and ME
  - MTD – wholesale distributor of technology products
    - Over 2000 active customers
  - Airworks Media - point of sale audio and visual advertising media company
    - Holds contract for advertising in all Woolworths stores
- MUL has working capital of A$4.7m as at June 2004
- The Company is well positioned to take advantage of the growing satellite broadband market

Company History

1988	Company founded by Adrian Ballintine as Pan Pacific Solutions
1989	Secures exclusive Australia/Asia Pacific rights to represent U.S.-based Gupta Technologies (a leader in client-server technology innovation)
1991	Achieves revenues and distribution in 12 countries
1992	Gupta Corporation lists on NASDAQ
1994	Establishes Multimedia Asia Pacific as a distribution vehicle for Paul Allen Group products and services, commencing with Asymetrix
1995	Paul Allen Group President & CEO Vern Rayburn joins Multimedia Asia Pacific Board and Paul Allen Group acquires 10% of Multimedia Asia Pacific
1996	Commences 3D/Eye Asia Pacific & Asia Pacific Online
1997	Asymetrix Corporation lists on NASDAQ
1998	Releases suite of ASP/e-Commerce software in Australia
1999	Multiemedia.com lists on Australian Stock Exchange
2000	Multiemedia.com expands product set and secures ANZ Bank as a major shareholder
2001	Acquires MTD and 4,000 strong hardware reseller chain
2002	Sells software and services business to focus on broadband satellite operations
2003	Commences broadband satellite operations under the NEWSAT brand
2004	Joins S&P/ASX Top 300 and becomes a Top 20 ASX-listed technology company

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Company Structure

Listed on Australian Stock Exchange	
Market capitalization (18 October 2004)	A$50m
Capital structure	
Shares on issue	1.25 billion
Options on issue	164 million
No. of shareholders (approx.)	9,500
Shareholders equity (June 2004)	A$8.9m
Net tangible assets (June 2004)	A$7.4m
Index participation	
S&P/ASX 300 – ranked 251	
ASX Software (300)	

Company Highlights

- Significant market opportunity for provision of broadband applications via 2-way satellite services to clients/areas with limited terrestrial infrastructure
- Demonstrated expertise in delivering applications, providing related client services
- Bundling of mission-critical, "bedrock" applications facilitates high-margin bandwidth sales, maximum leverage of client base
  - Vertically-focused strategy and related understanding of client requirements differentiates MUL from the competition, promoting strong customer relationships and minimizing customer acquisition cost
- Multi-year contracts and flexible solutions facilitate strong recurring revenue streams and cross-selling of complementary and integrated applications
- Installation of customer premise equipment ("CPE") and retention of billing/customer service relationship promote client base stability/longevity
- Existing hardware/software distribution business provides stable/leverageable platform and customer base, cash flow to facilitate development of broadband applications business
- Strong relationships with Microsoft, NewSkies, Viasat, Seatel and others provide access to partners' global client base, enabling MUL to offer product depth/breadth and competitive pricing
- Experienced management team with public company successes in application development and distribution arena
- Recent acquisition of Airworks Media paves the way for NewSat to expand it's core business into a far greater number of multicasting opportunities

Business Strategy

Operational Strategy

- MUL's strategy involves continuing to profitably grow the MTD business, providing a stable base to expand NewSat and Airworks
- NewSat's growth will be driven organically by:
  - Partnering with industry leaders in the various components of satellite communication to ensure that MUL's package is comprehensive
  - Providing a superior customer value proposition based on:
    - Customer service and support through an intimate understanding of customer needs
    - Product capability in terms of speed, stability, capacity, flexibility and geographic coverage
    - Provision of bundled services via satellite technology, e.g., VoIP, video conferencing, webcasting
    - Enable customers to adjust usage to their own bandwidth requirements
    - Implementation of a structured distribution system utilising channel partners, resellers and a direct sales force enabling an efficient use of resources and competitive pricing

Operational Strategy

- In addition, acquisitions will be targeted to enhance growth via:
  - An increased customer value proposition through expansion of product capability or geographic coverage
    - e.g., provision of Latin America, Central Asia coverage
    - e.g., proprietary technologies in the areas of VoIP, wireless, mobile communications
  - Increased leverage of existing operations and economies of capacity or scale
  - Acquisition of a well-established and loyal customer base
  - Access to strategic resources, including contractual relationships and people
- The acquisition of Airworks opens the door to broader deployment of the NewSat service.
  - Delivers guaranteed revenue stream from Australian icon Woolworths
  - The acquisition extends the NewSat core business into a greater number of opportunities in the this new media channel.

Directors & Management

Board of Directors

- John Walker, Chairman, Non-Executive
  - Managing Director, Thrifty Car Rental (Australia)
  - Significant senior management experience as General Manager, Retail Banking, NSW with Westpac Banking Corporation and CEO of Liverpool City Council, Domino's Pizza (Australia) and the West Australian Football League
- Clinton Starr, Deputy Chairman, Non-Executive
  - Non-Executive Director of AWB International Ltd, Green Environmental Pty Ltd, Mulch-Tech Pty Ltd and Biological Farmers of Australia Co-op Ltd.
  - 20 years experience in senior fund management roles in Australia & Europe
- Elwood Charles Ellison III, Non-Executive
  - 20 years experience in sales & marketing at technology companies including Microsoft, Ashton Tate, Gupta Technologies and Asymetrix
- Adrian Ballintine, Founder / CEO
  - Founded the Company in 1988 and has continued as CEO through several successful iterations

Senior Management

- Stephen Batten, Chief Financial Officer & Company Secretary
  - Over 10 years in senior finance roles with Coles Myer, Diners Club (Australia), Australia Hospital Care and Mayne Group Ltd, following 7 years with KPMG in Australia and the U.S.
- James Kellett, Director of Marketing
  - Over 20 years experience in merchant banking, venture capital, and senior executive positions across a wide range of industries
- Michael Eakin, Chief Technical Officer
  - Over 20 years in the IT industry in various consulting and corporate roles with some of Australia's largest companies as well as significant organizations in Asia
- Victor Steiner, Director of Sales
  - A veteran of the IT industry. A high level of sales and marketing experience in Australia and overseas gained in leading industry suppliers
- Charles D'Alberto, V.P International Sales
  - Was instrumental in the original design and implementation of the NewSat satellite business and has spent the last 12 months developing international business for NewSat

NewSat Product Offering

- High speed broadband & internet access
  - Downstream speeds range from 128Kbps to 54Mbps
  - Upstream speeds between 64Kbps to 1.15Mbps
  - Key benefits
    - Scaleable technology to address virtually any requirements
    - Fixed month Data Service plans – no excess charges
    - Access in many geographic locations
    - Supports corporate virtual private networks (VPNs)
- Voice over Internet Protocol (VoIP)
  - IP-based voice communication
  - VoIP over satellite ensures call quality, enables voice-enhanced websites and virtually eliminates any delay
  - Analysts predict that by 2005, 34% of all telephone calls made worldwide will be carried over the Internet
  - MUL is currently building a voice gateway to enable the termination of calls
    - Allows cost control and competitive pricing
    - Facilitates client retention through provision of "bedrock" service, control of billing relationship

NewSat® True Broadband

NewSat Product Offering

- Multicasting
  - Delivery of content from a single location simultaneously to an unlimited number of end-user locations
  - Ideal for transmitting bandwidth-intensive information
    - Live audio / video broadcasts
    - Distance learning
    - Software distribution & updates
    - Database replication
    - Corporate presentations
  - Cost decreases as end-user numbers increase
- Video Conferencing
  - Minimum bandwidth requirements easily met (384Kbps)
  - Access independent of terrestrial network

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NewSat Product Offering

- Mobile Broadband on Land
  - Mobile Vehicle Systems ("MVS") Satellite Series enables mobile broadband services
  - Unit attached to motor vehicle or transport
  - Deployable in less than 5 minutes with automatic satellite antennae alignment
  - Provides high-speed Internet, VoIP and other broadband services
- Mobile Broadband at Sea
  - Multi-line maritime communication system
  - SeaTel unit manufactured by WaveCall for boats as small as 30ft.
    - MUL has exclusive rights to Australia for SeaTel sales, non-exclusive rights in all other areas covered by the NewSkies NSS-6 satellite beam
  - Provides high-speed Internet, VoIP, video conferencing and other broadband services

NewSat Business Development Opportunities

- HiBIS approved service provider
  - $108m Government subsidy Scheme to provide broadband for regional, rural and remote areas
- Broadband for Health approved service provider
  - $35 million Australian Government initiative to provide broadband Internet access to GPs and Aboriginal Community Controlled Health Services (ACCHS) across Australia.

MTD Product Offering

- The import, assembly and wholesale of computer components and accessories
  - Attractive margins, broad customer base
  - Existing distribution/logistics platform for sale of hardware related to provision of satellite broadband applications
- **Key product lines are:**
  - Chicony & Honeywell Keyboards
  - Casetek Cases
  - Jazz Speakers
  - Microsoft OEM Software
  - Upsonic UPS
  - Cannon, OKI Lexmark, Epson & HP Printers
  - Logix, Samsung, Samtron & Panasonic Monitors
  - DFI & MSI Motherboards
  - HP Computers, Servers & Notebooks
  - Hightech Video Cards
  - Teac & Panasonic Floppy drives
  - Verbatim CDRW & Media
  - Microtek Scanners
  - Fujitsu Hard Drives

Airworks Product Offering

- Innovative advertising, matches media delivery to the moment of purchase decision.
- NewSat's Multicast satellite service digitally delivers content through a network of audio and visual displays in stores, airports and other out-of-home settings and is the newest advertising channel.
- Central digital content management responds immediately to changing market conditions, by store, region or state and instantly updates new content to match the new point of sale circumstance to maximize sales.
- Also provides traditional media packages including posters, floor graphics and shelf signage.

AirWORKS MEDIA
Matching Media to the Moment of Decision

Satellite Industry Information

Industry Growth Prospects

- Broadband satellite service revenues are forecasted to grow at a 20% annual growth rate through 2008
- Enterprise and SME IP VSAT services are expected to be the dominant revenue generator, although consumer and SOHO broadband access services will quickly gain ground
- Customer premise equipment (CPE) revenues are forecasted to grow at a 16% annual growth rate through 2008
- Western Europe and North America are expected to experience the highest growth levels through 2006, then new and upgraded equipment sales will begin to level out
- Growth in other regions will begin to accelerate in 2005
- Investor community showing renewed interest in satellite industry

Source: Northern Sky Research

Growth Statistics



Broadband Satellite Market Service Revenues
Region (2003-2008)
Revenues (US$ Millions)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
NAM
WEU
CEEU
LAM
Asia
MEA
2003
2004
2005
2006
2007
2008
Source: Northern Sky Research

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Growth Statistics



Broadband Satellite Market CPE Revenues by Regi
(2003-2008)
$1,000
$800
$600
$400
$200
$0
Revenues (US$ Millions)
NAM
WEU
CEEU
LAM
Asia
MEA
2003
2004
2005
2006
2007
2008
Source: Northern Sky Research

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Competitor Overview

- Key competitor satellite service providers
  - Telstra Limited
    - Largest telco in Australia
    - Big Pond Satellite (PAS 2 & 8) provides both 1-way and 2-way services
  - Optus Satellite Services
    - Wholly owned subsidiary of SingTel
    - Largest fleet of satellites in Australia offering range of digital satellite services
    - Existing footprint over Australia and New Zealand
  - Eutelsat SA
    - 23 satellites cover 90% of the global population
    - Formerly controlled by European government consortium, privatised in 2001
  - Intelsat
    - #2 in global revenues behind SES Global SA
    - In discussion with private equity firms regarding potential sale
  - PanAmSat
    - 24 satellites provide global coverage
    - Recently acquired by Kohlberg, Kravis & Roberts

Competitor Overview

- **MUL Competitive Differentiators**
  - Delivers “bedrock” applications and services, not just data
  - Existing infrastructure, including teleport, server farm, billing systems and vendor relationships, comprise barrier to entry to new entities for distribution of applications via satellite
  - Uses latest technology/newest satellites to provide bandwidth at desirable contention ratios, translating to speed, viability, superior solutions
  - Application delivery experience, customer knowledge and vertical focus inhibit “churn”
  - Requisitions bandwidth as required, enabling a low-overhead, higher margin pure services revenue model
  - Customer knowledge, ability to offer bandwidth on an as-needed basis to SME customers, allows for mutually beneficial partnership with some competitors
  - Microsoft relationship provides potential to sublicense applications, significantly expand customer base and gain key “bedrock” customer service positioning

Partners & Customers

Strategic Relationships

- **ViaSat**
  - Key satellite equipment supplier, NASDAQ-listed provider of innovative satellite and other wireless communication products
  - Supplies technically advanced solutions optimized for interface with NSS-6
  - Provides MUL with favorable pricing/payment terms, access to Asia/Pacific customer base to facilitate application-driven, demand-pull hardware sales
- **NewSkies Satellites**
  - Owns and operates the youngest satellite fleet in operation (six satellites) providing nearly global coverage
  - Listed on NYSE and Euronext Amsterdam Exchange
  - NSS-6 provides MUL with Asia Pacific and Middle East market coverage
  - Offers favourable pricing/payment terms to MUL, with no required upfront bandwidth purchase commitments
  - Provides MUL with access to current/prospective customers covered by NSS-6
- **Microsoft**
  - Key supplier for MUL's ASP offering

Strategic Relationships

- **SP Telecommunications Ltd**
  - ASX-listed provider of telecommunication solutions
  - Provides MUL with teleport facilities based in Newcastle, Australia
  - Participates with MUL on joint tenders for large projects
- **SeaTel**
  - Largest manufacturer of commercial shipboard stabilized antenna platforms in the world
- **Edge Access**
  - Premier developer of proprietary VoIP technology enabling network-agnostic, secure access to voice over the Internet
- **TracStar Systems**
  - Pioneered the most advanced in-motion satellite tracking system on the market for provision of mobile broadband on land solutions
  - Provides MUL with access to current/prospective customer base

Strategic Relationships

- **People Telecom**
  - ASX-listed provider of telecommunications with more than 30,000 business and consumer customers
- **Australian Private Networks**
  - Major private network integrator working with government and business
- **FalconStream**
  - Owned by Kuwait Messaging Services Company
  - Key Middle East distributor

Vertical Market Opportunities

- Targeted Sectors
  - Defense/Security
  - Mining
  - Oil & Gas
  - Distance medicine and learning
  - Transportation/Logistics
    - Shipping
    - Trucking
  - Retail
  - Government/Education Entities

Selected Customers

- **Defence/Security**
  - U.S. Agency for International Development
    - Supplies the U.S. military and other governmental agencies with Internet and voice services in Iraq for local government support
    - Key initial application: Broadband, Internet, VoIP, Email
- **Mining**
  - Placer Dome Inc.
    - One of world's largest gold miners
    - Key initial application: Data Transfer, Internet, Email
  - Charters Towers Gold Pty Ltd
    - Part of Citigold Corporation, publicly listed owner of Australia's richest major goldfield
    - Key initial application: Data Transfer, Internet, Email

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Selected Customers

- **Retail**
  - Woolworths
    - Woolworths is Australia's largest retailer (market cap A$11.8b)
    - 700 sites, initially providing multicasting solution for in-store advertorials
    - Key initial application: Multicasting
- **Government/Educational Entities**
  - Flinders University Rural Clinical School
    - World class medical college based in South Australia
    - Key initial application: Broadband
  - Fisheries Dept of West Australia
    - State government department responsible for management of the State's fish resources and pearling industry
    - Key initial application: Broadband

'The Fresh Food People' WOOLWORTHS

FLINDERS UNIVERSITY

GOVERNMENT OF WESTERN AUSTRALIA

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Financial Forecast

Group & Entities 2 Year Forecast

FY05 - 1st Half					FY05 - 2nd Half					FY05 - Full Year				
NewSat	MTD	Airwork	Elim.	Consol.	NewSat	MTD	Airwork	Elim.	Consol.	NewSat	MTD	Airwork	Elim.	Consol.
$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m
4.3	10.7	1.4	(1.5)	14.9	12.4	15.0	12.3	(3.0)	36.7	16.7	25.7	13.7	(4.5)	51.6
(3.0)	(0.1)	(1.0)	-	(4.1)	1.3	0.4	1.9	-	3.6	(1.7)	0.3	0.9	-	(0.5)
(3.7)	(0.1)	(1.0)	(0.1)	(4.9)	0.6	0.4	1.7	(0.1)	2.6	(3.1)	0.3	0.7	(0.2)	(2.3)
				(0.1)					(0.1)					(0.2)
				-					-					-
				(5.0)					2.5					(2.5)

FY06 - 1st Half					FY06 - 2nd Half					FY06 - Full Year				
NewSat	MTD	Airwork	Elim.	Consol.	NewSat	MTD	Airwork	Elim.	Consol.	NewSat	MTD	Airwork	Elim.	Consol.
$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m	$' m
18.2	19.7	15.9	(4.4)	49.4	27.4	21.3	17.9	(5.1)	61.6	45.6	41.0	33.8	(9.5)	110.9
2.6	0.8	3.6	-	7.0	7.4	1.0	3.9	-	12.3	10.0	1.8	7.5	-	19.3
1.9	0.7	3.5	(0.1)	6.0	6.6	0.9	3.8	(0.1)	11.2	8.5	1.6	7.3	(0.2)	17.2
				(0.1)					(0.1)					(0.2)
				(1.1)					(1.1)					(2.2)
				4.8					10.0					14.8

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